Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 AMERICA • ASIA PACIFIC • EUROPE	mheinz@sidley.com +1 312 853 2071

September 21, 2018

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz

Edward M. Kelly

Jeffrey R. Gordon

Kevin W. Stertzel

Re:	Hennessy Capital Acquisition Corp. III Revised Preliminary Proxy Statement on Schedule 14A Filed September 5, 2018 File No. 001-38119

Ladies and Gentlemen:

On behalf of Hennessy Capital Acquisition Corp. III (the “Company” or “Hennessy Capital”), we transmit herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 20, 2018 (the “Letter”) as well as an oral comment received from the Staff on September 20, 2018. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter with the oral comment included at the end, with the Staff’s comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 2, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter with the oral comment included at the end. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

U.S. Securities and Exchange Commission

September 21, 2018

NRC Group Business Overview, page 23

1.	You disclose here and on page 151 that NRC Group’s historical combined net loss was $2.3 million for the six months ended June 30, 2018; however, NRC Group’s historical combined net loss for the six months ended June 30, 2018 was actually $569,000 per page F-30. Please explain to us the reasons for the differing amounts or otherwise address any disclosure discrepancy accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 29 and 205 of Amendment No. 2 accordingly.

Hennessy Capital Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 147

2.	You disclose on page 148 that cash used in operations for the six months ended June 30, 2018 was approximately $471,000; however, cash used in operations for the six months ended June 30, 2018 was actually $1,387,000 per page F-5. Please explain to us the reasons for the differing amounts or otherwise address any disclosure discrepancy accordingly.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the $471,000 on page 148 is net of the $916,000 of reimbursement from the Company’s trust account for taxes paid. The Company has revised the disclosure on page 199 of Amendment No. 2 accordingly.

NRC Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

NRC Group Liquidity and Capital Resources, page 182

3.	Please ensure that your discussion of net cash provided by operating activities for the six months ended June 30, 2018 agrees to the changes as depicted in your statement of cash flows. For example, your disclosure indicates that there were increases in accounts payable and accounts receivable; however, per page F-32, it appears that both accounts payable and accounts receivable may have actually decreased during the six months ended June 30, 2018.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 244 of Amendment No. 2 accordingly.

U.S. Securities and Exchange Commission

September 21, 2018

Financial Statements of Progressive Environmental Services, Inc.

Independent Auditor’s Report, page F-74

Summary of the Proxy Statement , page 25

4.	You disclose on page 81 that the acquisition of Progressive Environmental Services, Inc. meets the threshold for reporting of significant acquired businesses. You further disclose on page 223 that the audited financial statements of Progressive Environmental Services, Inc. as of December 31, 2017 and for the year then ended have been so included in reliance on the report of Jaynes, Reitmeier, Boyd & Therrell, P.C. We note the related audit report on page F-74 states that the financial statements of Progressive Environmental Services, Inc. for the year ended December 31, 2016 were audited by another auditor who expressed an unmodified opinion on those statements on June 23, 2017. Please tell us what consideration you gave to presenting the audit report for the financial statements of Progressive Environmental Services, Inc. for the year ended December 31, 2016.

Response: The Company acknowledges the Staff’s comment and has included the audit report of Carr, Riggs & Ingram, LLC for the financial statements of Progressive Environmental Services, Inc. for the year ended December 31, 2016 on page F-87 of Amendment No. 2.

Oral Comment

Certificate of Incorporation, page 119

5.	We note that Article XII of the form of second amended and restated certificate of incorporation attached as Annex C relates to an exclusive forum provision. Please revise here and, as appropriate, elsewhere in the proxy statement to include disclosure of the exclusive forum provision. Additionally, advise what consideration you have given to risk factor disclosure of the exclusive forum provision.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s existing certificate of incorporation contains the exclusive forum provision (see Article XII of that certain Amended and Restated Certificate of Incorporation of Hennessy Capital Acquisition Corp. III filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 28, 2017). The Company has revised the disclosure on pages 92-93 and 289 of Amendment No. 2 to describe the exclusive forum provision and include risk factor disclosure relating to the exclusive forum provision.

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U.S. Securities and Exchange Commission

September 21, 2018

If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz

Michael P. Heinz

cc:	Nicholas A. Petruska, Hennessy Capital Acquisition Corp. III